Mail Stop 7010

                  February 7, 2006


Mark M. Ham IV
Chief Financial Officer
Cagle`s, Inc.
2000 Hills Avenue NW
Atlanta, GA 30318

      Re:	Cagles, Inc.
		Form 10-K for the Fiscal Year Ended April 02, 2005
		Filed on June 30, 2005
      Form 10-Q for the Quarterly Period Ended October 1, 2005
		Filed on November 10, 2005
		File number 1-07138

Dear Mr. Ham:

      We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended April 2, 2005

General

1. Please be advised that there are dates missing on various parts of your document starting on page 22. Also, there appears to be unnecessary zeros added to certain amounts in the Consolidated Statements of Cash Flows. Please correct these typographical errors as necessary.

Revenue Recognition, page 20

2. We note you enter into standard and cost plus types of arrangement with your customers. Please disclose the percentage of revenue attributable to each type of arrangement. Expand your policy note to include a discussion on the two arrangements and how you recognize revenue for each one.

Controls and Procedures, page 31

3. Please indicate whether there were any changes to internal controls over financial reporting as opposed to only the "significant" changes.
Please refer to paragraph (c) of Item 308 of the Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 1, 2005

General

4. Please provide summarized financial information of the unconsolidated entities pursuant to Rule 10-01(b)(1) of Regulation S-
X.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi, staff accountant at (202) 551-
3758 if
you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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Mark M. Ham IV
Cagles, Inc.
February 7, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE